Exhibit 99.2

September 14, 2005

Daiichi Pharmaceutical Co., Ltd.

Notice of Revision of FY2005 Performance Forecasts

Daiichi Pharmaceutical Co., Ltd., today announced the following revisions to performance forecasts for the fiscal 2005 interim period and full fiscal year issued at the time of publication of first quarter performance results (July 29, 2005). Daiichi has revised its performance forecasts in light of recent performance progress and accounting procedures accompanying that it will make Daiichi Suntory Pharma Co., Ltd., its wholly owned subsidiary.

1. Revised Forecast Consolidated Performance Data

Daiichi expects to generate ¥30 billion in ordinary income and ¥17 billion in net income—a record high—for the fiscal 2005 interim period on a consolidated basis amid generally solid performance.

Looking at the full fiscal year, Daiichi will make Daiichi Suntory Pharma its wholly owned subsidiary, which will result in an approximately ¥10 billion consolidation adjustment that will be amortized evenly over five years based on proposed application guidelines for accounting standards for business combinations. However, the performance forecasts announced in July 2005 assumed the one-time amortization of the consolidation adjustment through the posting of an extraordinary loss as in fiscal 2002. Therefore, Daiichi projects that consolidated net income will outstrip initial forecasts by ¥9 billion.

•	Fiscal 2005 Interim Period (April 1, 2005—September 30, 2005)

(Millions of yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	162,000	27,000	15,000
Revised forecast (B)	164,000	30,000	17,000
Change (B - A)	2,000	3,000	2,000
Percentage change (%)	1.2	11.1	13.3
Fiscal 2004 interim performance	159,139	26,175	10,762

•	Fiscal 2005 (April 1, 2005—March 31, 2006)

(Millions of yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	335,000	57,500	21,000
Revised forecast (B)	335,000	57,500	30,000
Change (B - A)	—	—	9,000
Percentage change (%)	—	—	42.9
Fiscal 2004 performance	328,534	57,320	37,175

2. Revised Forecast Non-Consolidated Performance Data

Regarding the upcoming purchase of Daiichi Suntory Pharma stock, Daiichi has set an investment loss reserve on its non-consolidated balance sheet (taking into account the business plans of Daiichi Suntory Pharma as well as issues pertaining to financial soundness) and will progressively reduce the investment book value of Daiichi Suntory Pharma. As a result, extraordinary losses of ¥11.9 billion and ¥14.7 billion will be recorded for the fiscal 2005 interim period and full fiscal year, respectively. Thus, Daiichi anticipates non-consolidated net income for the interim period and full fiscal year to fall below initial forecasts.

In addition, the extraordinary loss will not affect consolidated performance.

•	Fiscal 2005 Interim Period (April 1, 2005—September 30, 2005)

(Millions of yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	129,000	28,000	16,500
Revised forecast (B)	131,000	29,000	6,000
Change (B - A)	2,000	1,000	(10,500)
Percentage change (%)	1.6	3.6	(63.6)
Fiscal 2004 interim performance	126,222	25,605	11,085

•	Fiscal 2005 (April 1, 2005—March 31, 2006)

(Millions of yen)

	Net sales	Ordinary income	Net income
Previous forecast (A)	264,000	56,500	34,500
Revised forecast (B)	264,000	56,500	20,000
Change (B - A)	—	—	(14,500)
Percentage change (%)	—	—	(42.0)
Fiscal 2004 performance	259,912	56,322	19,303

Note: The above estimates were prepared on the basis of information obtainable at the time of this announcement. Actual results may differ from the figures estimated above due to unforeseen circumstances.